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                                        May 28, 1997

VIA ELECTRONIC SUBMISSION
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Sarah Cunningham

              Re:  PSW Technologies, Inc.
                   Registration Statement on Form 8-A
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Dear Ms. Cunningham:

     On behalf of PSW Technologies, Inc., we hereby request the withdrawal of its Registration Statement on Form 8-A (the "Form 8-A") as filed on March 31, 1997.

     If you have any questions or require additional information concerning the Form 8-A, please contact the undersigned at (212) 237-2582 or Babak Yaghmaie of this firm at 212-237-2575.


                                        Very truly yours,

                                        /s/ George A. Dunston, Jr.
                                        --------------------------
                                        George A. Dunston, Jr.